News Release	No. 07-144 October 16, 2007

Western Bushveld Joint Venture Progress Report

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group Metals”) announces a progress report on Projects 1, 2 and 3 of its Western Bushveld Joint Venture (“WBJV”) platinum project in South Africa.

HIGHLIGHTS:

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The WBJV Project 1 Feasibility Study mine design and engineering are progressing well and on schedule for technical completion in 2007. The mine plan steady-state production target remains 155,000 ounces of platinum or 250,000 ounces of 4E (platinum, palladium, rhodium and gold) in concentrate per year with a mine life of over 18 years. The Feasibility Study Committee comprising Platinum Group Metals and its partners, Anglo Platinum and Wesizwe Platinum, continue to progress and review all aspects of project design.

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Opportunities to accelerate the production ramp–up from that envisaged in the Pre-Feasibility study by including decline production and production from the shaft while shaft sinking are being evaluated as part of the feasibility design.

•	The WBJV Projects 2 & 3 are advancing well with the recently completed 3D seismic survey greatly enhancing the information available to assess development potential.

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Wesizwe Platinum’s (WEZ-JSE) purchase of Platinum Group Metal’s BEE partner Africa Wide Mining is now complete. The WBJV empowerment partner and operator over the Project 2 area is now an active participant in the project technically and financially.

WBJV PROJECT 1:

The WBJV Project 1 (37% Platinum Group Metals, Operator) Feasibility Study mine design and engineering are advancing in accordance with the Pre-Feasibility Study announced January 2007, and are on schedule for technical completion in 2007. Permitting and licensing of the project are behind the Pre-Feasibility schedule and are expected in 2008. The potential improvements in the production ramp up in the feasibility design more than offset the anticipated delays from permitting.

Turnberry Projects of South Africa is completing the overall Feasibility Study, with Wardrop Engineering of Canada investigating the decline access option, GRD Minproc for the concentrator design, Grinaker-LTA Mining completing the vertical shaft design, and Golder Associates Africa and Oryx Environmental responsible for the public consultation and environmental permitting work.

The following progress is reported from these teams:

Shaft Infrastructure and Deposit Access:

Rock engineering drilling and down-hole geophysical surveys for potential vertical shaft positions have now been completed, and water flow, density and structural information has been collected. Down-hole radar sensing which will assist in the detailed rock support design and costing for the vertical shafts is also complete. Drilling for rock quality along the potential decline alignments is currently in progress.

The surface geography has been thoroughly surveyed for soil types, flood lines, roads, power lines, servitudes and ownership. The potential shafts and/or decline sites have been located to optimize the placement of the headgear and associated infrastructure, taking the geographic features and required mine infrastructure into consideration. The design of the shaft bank infrastructure is currently underway, and the civil engineering constraints are being finalized.

The design of the shaft systems are in progress including the level spacing, operating levels, ore pass systems and loading facilities. Rock mechanic and other constraints for the shaft positions and the pillar around the shaft are being finalized. The investigation into the potential purchase of existing, rather than the commissioning of new shaft hoisting gear is in progress using the now completed shaft design specifications.

Further to the January 2007 Pre-Feasibility Study, a mid-shaft loading system has been brought into the design to speed up the timeline to production.

Mine Design:

Project 1 mine design is focused on initially exploiting the high grade Merensky Reef with subsequent production from the UG2 reef. Some minor blending of UG2 where it is easily accessed is also under investigation. A total of 2.29 million ounces in the Measured Resource category and 5.02 million ounces in the Indicated Resource category are included in the mine plan, with 1.27 million ounces in the Inferred Resource category available for potential future development. (see Sept 7, 2007 Press Release for details).

Mining level and shaft station designs have been selected and detailed designs are in progress. The mining method and access method for the vertical shaft option has been selected. Scheduling and monthly underground infrastructure design and testing for bottlenecks is ongoing. Design of decline approaches and potential intersections with the vertical shaft is in progress.

Processing Plant Design & Site Selection:

The final design of the processing plant for Project 1 is nearing completion. The selection, design and geotechnical testing of potential residue disposal sites has been completed, with three sites selected and submitted to Golder & Oryx for the environmental impact assessment consultation process.

Rock Engineering:

Rock mechanic studies, including geotechnical analysis of existing exploration holes as well as additional drilling are now complete for the vertical shaft and main mining plan. The mine design geotechnical parameters have now been applied to the overall mine design.

Metallurgy:

Feasibility level drill testing has been completed and samples have been submitted to Mintek for metallurgical analysis. Specifications for the metallurgical testing have generally considered the milling practices and performance at the adjoining Bafokeng-Rasimone platinum mine on the same reef layers.

Geology:

Structural, facies and economic models have been completed and submitted to the mine designers, Turnberry Projects and Wardrop Engineering for the Feasibility Study mine design.

Environmental:

Baseline studies are now completed for the main vertical shaft areas and are in progress for the decline access alignment areas. These studies included social and environmental impact among others factors.

Regulatory Applications:

The background information document for the social and environmental public consultation has been completed and circulated to the partners of the WBJV for comment prior to publication. This publication will start the formal public consultation process for the mine. The social and labour plan for the potential mine is in draft form. Platinum Group is investigating the potential for advanced decline development as part of the prospecting work.

A shareholders’ agreement for the company that will hold the prospecting rights and the future mining license for the WBJV partners, WBJV Platinum Pty Ltd, has been drafted and is with the partners for comment.

Costing and Scheduling:

The project costing is the final stage of the Feasibility Study and is expected to commence shortly as the mine designs are finalized and the permitting and licensing work progress.

WBJV PROJECT 2:

Platinum Group, Anglo Platinum and Wesizwe recently completed a C$10M (R69M) 3D seismic survey over the Project 2 and part of Project 3 areas of the WBJV. Platinum Group’s share of this cooperative effort is approximately C$1.4M (R9.7M). Initial results from this survey, designed to provide an interpreted reef position in three dimensions, with a 10 meter resolution are encouraging.

The interpreted reef positions correlate well with known drill intercepts and provide an initial confirmation of the geological interpretation for the WBJV Project 2 area and greatly enhance the information available to assess development potential. The results indicate that the Project 2 area resource has a low amount of faulting and is amenable to the ongoing mine planning.

Platinum Group has published an 8.58M ounce 4E Inferred resource (see Press Releases Feb. 7, Apr. 30, and Sept. 7, 2007) over Project 2, holds an effective 18.5% interest in the Project 2 area, and plans to update its Qualified Person disclosure on Project 2 shortly, to be in line with the work completed by Wesizwe the project operator.

A target scale of 260,000 ounces per year 4E has been published by Wesizwe for Project 2 and the adjoining area.

WESIZWE PLATINUM – AFRICA-WIDE PURCHASE

Platinum Group’s empowerment partner in the WBJV has been significantly strengthened by Wesizwe Platinum’s successful completion of its purchase of Africa Wide Mining for 601M rand (C$89M). Wesizwe has also recently completed a 300M rand (C$43M) financing, putting them in a strong position to make their 26% pro-rata contribution to the ongoing engineering mine design and continued exploration drilling of the WBJV.

Wesizwe is an empowerment company with its largest shareholder being a Trust for the community in the area of the WBJV. The involvement of Wesizwe in the project management through the WBJV Management Committee is positive both in terms of technical, social, and community input into the project and is expected to add value to all stakeholders.

Through the completion of the Africa Wide purchase, Wesizwe Platinum now holds a 26% interest in the WBJV, with Platinum Group and Anglo Platinum holding a 37% interest each. Platinum Group is the operator of the WBJV.

WBJV PROJECT 3:

The 3D seismic survey has revealed a target area from 500m to 750 meters in depth in the Project 3 area where initial Platinum Group intercepts confirm the target Merensky and UG2 reefs. Drilling is underway in this area with three machines and once geotechnical drilling is complete on Project 1, a fourth machine will be added to the Project 3 target area. Drilling on Project 3 recently has confirmed the shallow target with Merensky and UG2 platinum bearing layers as predicted by the seismic survey.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred” “Resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.This press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Company’s properties.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Person, Quality Assurance and Control and Data Verification

R. Michael Jones, P.Eng is the non-independent qualified person for the technical summary information in this press release. Resources quoted or referenced in this press release rely on the independent qualified persons disclosed with the respective estimates and reports on file on www.sedar.com. The data presented here has been verified to a satisfactory level by the qualified person by personal review of the materials and the credentials and experience of the professionals as independent qualified persons generating the data. The independent qualified engineering firms mentioned in the press release have been provided a copy of the draft press release for comment as a verification process. Production target scales and other planning data have considerable risk and reference is made to risk factors and other qualifications in this press release and in the reports currently filed on SEDAR.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director
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For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.